===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9


                              (AMENDMENT NO. 3)



               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           RELIANCE ELECTRIC COMPANY
                           (Name of Subject Company)

                           RELIANCE ELECTRIC COMPANY
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, Par Value $.01 Per Share
       Including The Associated Series A Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                   759458102
                     (CUSIP Number of Class of Securities)

                            William R. Norton, Esq.
                 Vice President, General Counsel and Secretary
                           Reliance Electric Company
                            6065 Parkland Boulevard
                             Cleveland, Ohio 44124
                                 (216) 266-5800
 (Name, address and telephone number of person(s) authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

            Michael L. Miller, Esq.            Joseph B. Frumkin, Esq.
            Calfee, Halter & Griswold          Sullivan & Cromwell
            800 Superior Avenue, Suite 1800    125 Broad Street
            Cleveland, Ohio 44114              New York, New York 10004
            (216) 622-8200                     (212) 558-4000

===============================================================================

        This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the
Schedule 14D-1, dated October 21, 1994 (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by adding to subparagraph (f) thereunder captioned "Additional Information" the following:

     On November 10, 1994, Mr. Beall sent a letter (the "November 10 Letter") to Messrs. Sherrill and Morley stating that if the Company will announce now that it will redeem its Rights and waive Section 203 just prior to the expiration of the Offer, Rockwell would amend the Offer to remove all the other conditions, except the tender of a majority of the Class A Shares (on a fully diluted basis) and the absence of an injunction or legal prohibition. The November 10 Letter also stated that Rockwell would commit to effect a second-step merger as soon as possible following consummation of the Offer. A copy of the November 10 Letter is attached hereto as Exhibit 22 and is incorporated herein by reference.

     The Company is considering the November 10 Letter. In particular, the Company is considering whether it can, without breaching the Reliance-General Signal Merger Agreement or becoming required to pay General Signal a $50 million termination fee, redeem or take other action with respect to the Rights to make them inapplicable to the Offer or waive the application of Section 203. The Company is also considering the financial adequacy of the Rockwell Offer. The Company has also requested an opinion of its Delaware counsel as to whether
Section 203 would be applicable to a Business Combination with Rockwell or any affiliate of Rockwell after the Offer. The Company has not received any legally binding agreement of Rockwell that would give effect to the proposal contained in the November 10 Letter. A copy of the Company's press release concerning the November 10 Letter is attached hereto as Exhibit 23 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.             Exhibit                         Page No.
- -----------             -------                         --------

Exhibit 21 -- Press Release, dated November 10, 1994,
              of the Company

Exhibit 22 -- Letter, dated November 10, 1994, from
              Donald R. Beall to H. Virgil Sherrill
              and John C. Morley

Exhibit 23 -- Press Release, dated November 11, 1994,
              of the Company

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 14, 1994


                                          RELIANCE ELECTRIC COMPANY



                                          By: /s/ John C. Morley
                                              --------------------------
                                              Name: John C. Morley
                                              Title: President and Chief
                                                     Executive Officer